UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

Sequential Brands Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

81734P107
(CUSIP NUMBER)

Phil Frohlich
1924 South Utica Ave., Suite #1120
Tulsa, Oklahoma  74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Prescott Group Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 9,575,156
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,575,156
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,575,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON* IA
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 9,575,156
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,575,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,575,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 9,575,156
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,575,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,575,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap Master Fund, G.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 9,575,156
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,575,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,575,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Phil Frohlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 9,575,156
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,575,156
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,575,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II”, and, together with Prescott Small Cap, the “Small Cap Funds”), Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Master Fund”) and Phil Frohlich, the principal of Prescott Capital, relating to Common Stock, par value $.01 per share (the “Common Stock”), of Sequential Brands Group, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D relates to shares of Common Stock of the Issuer held in the account of the Master Fund, of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner and investment manager of the Small Cap Funds and may direct the Small Cap Funds, the general partners of the Master Fund, to direct the vote and disposition of the 9,575,156 shares of Common Stock held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 9,575,156 shares of Common Stock held by the Master Fund.

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock of the Issuer, a Delaware corporation. The address of the principal executive offices of the Issuer is 601 West 26th Street, 9th Floor, New York, New York 10001.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)  The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1. Prescott Capital
2. Prescott Small Cap
3. Prescott Small Cap II
4. Master Fund
5. Phil Frohlich

(b)  The principal place of business for each of the Reporting Persons is 1924 South Utica Ave., Suite #1120, Tulsa, Oklahoma, 74104.

(c)  The principal occupation of Phil Frohlich is serving as the managing member of Prescott Capital.  The principal business of Prescott Capital is acting as the general partner and investment manager of the Small Cap Funds.  The principal business of the Small Cap Funds is serving as general partners of the Master Fund.  The principal business of the Master Fund is investing in securities.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Prescott Capital, the Small Cap Funds and the Master Fund are organized under the laws of the State of Oklahoma.  Mr. Frohlich is a citizen of the United States of America.

Item 3. Source and Amount of Funds

As of August 26, 2019, the Master Fund had invested $19,086,948.58 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of the Master Fund.

Item 4. Purpose of the Transaction

The Reporting Persons purchased the shares of Common Stock directly held by the Master Fund based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  The purpose of the acquisition of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On August 21, 2019, Prescott Capital submitted a letter (the “Letter”) to certain members of the Board of Directors (the “Board”) of the Issuer who are members of the Board’s Governance Committee regarding payments made to certain entities related to Chairman of the Board William Sweedler. The Letter states that Prescott Capital is concerned with the size and lack of disclosure related to these payments, especially as they relate to the Issuer’s recent sale of the Martha Stewart brand.  In the Letter, Prescott Capital urges the Board to immediately end all non-Board service payments to the entities related to Chairman Sweedler.  Additionally, the Reporting Persons are considering all appropriate actions, including but not limited to a formal books and records request under state law, to gain more detailed information related to the Issuer’s purchase, holding and sale of the Martha Stewart brand.
The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.2, and is incorporated herein by reference.

The Issuer, through outside counsel, has denied the Reporting Person’s attempts to speak with management regarding this topic under a position that all such information is material non-public information. The Reporting Persons maintain that since this transaction is now completely closed, there is no basis in law for the continued classification of additional information related to the Martha Stewart brand transaction as being material. The Reporting Persons’ strongly believe that the Issuer is misinterpreting the standard of material non-public information and such misinterpretation is preventing the Issuer’s largest shareholder from adequately understanding the facts surrounding the purchase, holding and sale of the Martha Stewart brand.

Chairman Sweedler has recently inquired about the desire of the Reporting Persons to have a Reporting Person representative join the Board. The Reporting Persons are currently evaluating this informal proposal but presently view the onerous terms of this proposal, including, specifically, a required voting agreement, standstill agreement, confidentiality agreement and non-disparagement agreement as unacceptably restrictive.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions with members of the Issuer’s Board or management, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 65,404,888 shares of Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.
As of August 26, 2019, the Master Fund directly held and beneficially owned 9,575,156 shares of Common Stock, representing approximately 14.6% of the outstanding Common Stock.  As general partners of the Master Fund, the Small Cap Funds may be deemed to beneficially own the shares of Common Stock held by the Master Fund.  As the general partner of the Small Cap Funds, Prescott Capital may also be deemed to beneficially own the shares of Common Stock held by the Master Fund.  As managing member of Prescott Capital, Phil Frohlich may be deemed to beneficially own the shares of Common Stock held by the Master Fund.
The filing of this statement on Schedule 13D shall not be construed as admission that any of Prescott Capital, the Small Cap Funds or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 9,575,156 shares of Common Stock held by the Master Fund and pursuant to Rule 13d-4, Prescott Capital, the Small Cap Funds and Mr. Frohlich disclaim all such beneficial ownership.

(c) There have been no transactions in shares of Common Stock of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.2	Letter.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2019

Prescott Group Capital Management, L.L.C.

By:          /s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:         Prescott Group Capital Management, L.L.C., its general partner

By:          /s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By:         Prescott Group Capital Management, L.L.C., its general partner

By:          /s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap Master Fund, G.P.

By:         Prescott Group Aggressive Small Cap, L.P., general partner

By:         Prescott Group Aggressive Small Cap II, L.P., general partner

By:         Prescott Group Capital Management, L.L.C., its general partner

By:          /s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:          /s/ Phil Frohlich
Phil Frohlich

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $.01 per share, of Sequential Brands Group, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Dated: August 26, 2019

Prescott Group Capital Management, L.L.C.

By:          /s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:         Prescott Group Capital Management, L.L.C., its general partner

By:          /s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By:         Prescott Group Capital Management, L.L.C., its general partner

By:          /s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap Master Fund, G.P.

By:         Prescott Group Aggressive Small Cap, L.P., general partner

By:         Prescott Group Aggressive Small Cap II, L.P., general partner

By:         Prescott Group Capital Management, L.L.C., its general partner

By:          /s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:          /s/ Phil Frohlich
Phil Frohlich

EXHIBIT 99.2

Prescott Group Capital Management, LLC
1924 South Utica Ave, Suite 1120
Tulsa, OK 74104

August 20, 2019

Mr. Stewart Leonard, Jr.
Mr. Gary Johnson
Mr. Al Gosset
Members of the Governance Committee
Sequential Brands Group, Inc.
601 West 26th Street, 9th Floor
New York, NY 10001

As the largest shareholder of Sequential Brands Group, Inc. (Sequential), I am reaching out to you as members of the Board Governance Committee to express my dismay with the continued related party payments made to the Company’s Chairman, William Sweedler and/or Tengram Capital Partners, L.P. where Mr. Sweedler is the Managing Partner (together “Sweedler Entities”). It is being directed to this Board committee as it appears Sequential has never designated a Lead Independent Director. As you know, since January, 2013 Sequential has paid the Sweedler Entities in excess of $6.5mm dollars under a Consulting Agreement.  Although the Company chose to not make this Agreement public, it is loosely described in SEC filings narrative as primarily for help with mergers and acquisitions in addition to capital raises and other projects as needed “from time to time”. While filings also show the Agreement was due to expire on January 1st, 2018, its extension has been clearly demonstrated by continued payment, all without the Board’s willingness to update shareholders as to terms of the Agreement in question.
Certainly, in his role as Chairman of the Board, one would hope that Mr. Sweedler would devote substantial effort to these same activities based solely on the fiduciary duty his Board seat encompasses. Due to a complete lack of disclosure, it is impossible for us to assess where Board duties end and the Sweedler Entities requirement for compensation for additional duties begins. What we do now know is that the Sweedler Entities have amassed a lengthy track record of consulting for the Company, and it is not a good one. By far the largest and most troubling project of the Sweedler Entities relate to their role as primary negotiator (subject to independent committee approval) of the Martha Stewart brand acquisition. For this, the Sweedler Entities were paid a $2.5mm success fee in addition to the approximately $1mm a year they were already receiving for M&A consulting. While the brand continued its vibrant growth, Sequential could never reach sustained profitability for this brand, stemming from the compensation arrangements negotiated at the time of the brand purchase. This poor deal structure resulted in a complete disconnect between performance of the Martha Stewart brand and the economics received by Sequential. Sadly, within three years of purchase, the Sweedler Entities engineered the exit of the Martha Stewart brand at loss of over $200mm dollars (with the possibility of up to $40 million in earnouts), a loss equal to nearly 10 times the current market value of our Company. Shockingly, the Sweedler Entities somehow enticed the Board to pay them another $1.8mm for their work to then sell the Martha Brand at significantly more than a 50% loss in just a few short years of ownership.
It should be noted that the Martha Stewart success payment to the Sweedler Entities was not even the largest fee they received beyond their regular million-dollar consulting arrangement. That distinction goes to the incredible $3.5 million fee paid to the Sweedler Entities for assisting with the Company’s purchase of the Galaxy brands during 2014.
Although I have only communicated once or twice with Mr. Sweedler, he seems like a decent fellow. My purpose in writing is merely to express my firm’s strong view that future payments to the Sweedler Entities cannot be justified. This is especially true as Mr. Sweedler splits time between running his own private equity firm, overseeing another public company, and fulfilling his significant base duties to Sequential as Chairman of the Board.
For these sound reasons, Prescott urges the Board to immediately end all non-Board service payments to the Sweedler Entities.

Respectfully,
/s/ Phil Frohlich
Phil Frohlich
Founder, Prescott Group Capital Management